# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoodRx Holdings, Inc., CIK 0001809519
CUSIP: 38246G108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2701 Olympic Boulevard, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 10/14/2025
Filed by CIK 0001609969
Persons authorized to receive notices and communications: Carolina A. Picazo, Spectrum Equity, 140 New Montgomery St., 20th Floor,, San Francisco, California (CA), 94105, (415) 464-4600

## Reporting persons
- Spectrum Equity VII, L.P. (CIK 0001609969): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13. Calculated assuming 107,485,807 shares of Class A Common Stock ("Class A Shares") outstanding, based upon 98,580,674 Class A Shares outstanding as of July 29, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 6, 2025 (the "10-Q").
- Spectrum Equity Associates VII, L.P. (CIK 0001824228): type of reporting person: partnership (PN); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13. Calculated assuming 107,485,807 Class A Shares outstanding, based upon 98,580,674 Class A Shares outstanding as of July 29, 2025 as reported on the 10-Q.
- Spectrum VII Investment Managers' Fund, L.P. (CIK 0001626997): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13. Calculated assuming 107,485,807 Class A Shares outstanding, based upon 98,580,674 Class A Shares outstanding as of July 29, 2025 as reported on the 10-Q.
- Spectrum VII Co-Investment Fund, L.P. (CIK 0001822087): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13. Calculated assuming 107,485,807 Class A Shares outstanding, based upon 98,580,674 Class A Shares outstanding as of July 29, 2025 as reported on the 10-Q.
- SEA VII Management, LLC (CIK 0001824265): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 13. Calculated assuming 107,485,807 Class A Shares outstanding, based upon 98,580,674 Class A Shares outstanding as of July 29, 2025 as reported on the 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: GoodRx Holdings, Inc.
Address of issuer's principal executive offices: 2701 Olympic Boulevard, Santa Monica, California (CA), 90404
Comment: This Amendment No. 8 ("Amendment No. 8") is being filed by the undersigned to amend the Schedule 13D filed with the SEC on June 1, 2021, as amended by Amendment No. 1, filed with the SEC on November 21, 2023, Amendment No. 2, filed with the SEC on March 8, 2024, Amendment No. 3, filed with the SEC on September 3, 2024, Amendment No. 4, filed with the SEC on March 18, 2025, Amendment No. 5 ("Amendment No. 5"), filed with the SEC on June 9, 2025, Amendment No. 6 ("Amendment No. 6"), filed with the SEC on July 3, 2025, and Amendment No. 7 ("Amendment No. 7), filed with the SEC on September 8, 2025 (the "Original 13D" and, as amended by Amendment No. 8, the "Schedule 13D") relating to shares of common stock (the "Common Stock"), of GoodRx Holdings, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 2701 Olympic Boulevard, Santa Monica, California 90404. Except as set forth herein, the Original 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Original 13D.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following entities (each a "Reporting Person" and collectively, the "Reporting Persons"):

1. Spectrum Equity VII, L.P. ("SE VII")
2. Spectrum Equity Associates VII, L.P. ("Spectrum Equity Associates")
3. Spectrum VII Investment Managers' Fund, L.P. ("Spectrum VII Investment Managers' Fund")
4. Spectrum VII Co-Investment Fund, L.P. ("Spectrum VII Co-Investment Fund")
5. SEA VII Management, LLC ("Management LLC")
Residence or business address: Information with respect to the members and executive officers of Management LLC (collectively, the "Related Persons"), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on Schedule A attached hereto, which is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(b) of this Amendment No. 8 is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(d) of this Amendment No. 8 is incorporated herein by reference.
Citizenship: The information set forth in Item 2(b) of this Amendment No. 8 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to include the following at the end thereof:

On October 14, 2025, SE VII distributed 8,881,362 shares of the Issuer's Class A Common Stock pro rata to its limited partners for no consideration (the "October 2025 Distribution"). Following the October 2025 Distribution, Spectrum VII Co-Investment Fund, L.P. and Spectrum VII Investment Managers' Fund, L.P. made open market sales of an aggregate of 23,771 shares of the Issuer's Class A Common Stock for net proceeds of $95,103.02 (such sales, the "October 2025 Sales").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: All such ownership percentages of the securities reported in this Schedule 13D were calculated assuming Class A Shares outstanding, based upon 98,580,674 Class A Shares outstanding as of July 29, 2025 as reported on the 10-Q.
Number of shares as to which each person has sole or shared power to vote or dispose: The general partner of SE VII is Spectrum Equity Associates. The general partner of each of Spectrum VII Investment Managers' Fund, Spectrum VII Co-Investment Fund and Spectrum Equity Associates is Management LLC. Brion B. Applegate, Christopher T. Mitchell, Victor E. Parker, Jr., Benjamin C. Spero, Ronan Cunningham, Stephen M. LeSieur, Brian Regan and Michael W. Farrell may be deemed to share voting and dispositive power over the securities held by SE VII, Spectrum VII Investment Managers' Fund and Spectrum VII Co-Investment Fund. Each of these individuals disclaims beneficial ownership of such securities.
Transactions in the class effected during the past sixty days: Except as described in Amendment No. 7, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Following the consummation of the October 2025 Distribution on October 14, 2025 and the October 2025 Sales on October 15, 2025, the Reporting Persons ceased to beneficially own any of the Issuer's Class A Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, filed with the SEC as Exhibit 1 to the Original 13D on May 19, 2021.

(https://www.sec.gov/Archives/edgar/data/1809519/000119312521178684/d165985dex991.htm)

Exhibit 2 Schedule A

## Signatures
- Spectrum Equity VII, L.P.: /s/ Carolina A. Picazo, Carolina A. Picazo, CAO & CCO of SEA VII Management, LLC, the GP of Spectrum Equity Associates VII, L.P., as GP of Spectrum Equity VII, L.P. (10/16/2025)
- Spectrum Equity Associates VII, L.P.: /s/ Carolina A. Picazo, Carolina A. Picazo, CAO & CCO of SEA VII Management, LLC, as general partner of Spectrum Equity Associates VII, L.P. (10/16/2025)
- Spectrum VII Investment Managers' Fund, L.P.: /s/ Carolina A. Picazo, Carolina A. Picazo, CAO & CCO of SEA VII Management, LLC, as general partner of Spectrum VII Investment Managers' Fund, L.P. (10/16/2025)
- Spectrum VII Co-Investment Fund, L.P.: /s/ Carolina A. Picazo, Carolina A. Picazo, CAO & CCO of SEA VII Management, LLC, as general partner of Spectrum VII Co-Investment Fund, L.P (10/16/2025)
- SEA VII Management, LLC: /s/ Carolina A. Picazo, Carolina A. Picazo, Chief Administrative Officer & Chief Compliance Officer (10/16/2025)